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 [LOGO OF WILLKIE FARR & GALLAGHER LLP]               1875 K Street, NW
                                                      Washington, DC 20006-1238
                                                      Tel: 202 303 1000
                                                      Fax: 202 303 2000

December 10, 2007

VIA EDGAR

James O'Connor, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: iShares Trust (the "Registrant")
    File Nos. 333-92935, 811-9729
    Post-Effective Amendment No. 96, Filed on August 9, 2007
    Response to Comments from Commission Staff (the "Staff")

Dear Mr. O'Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment relating to the iShares Global Infrastructure Index Fund (the "Fund") that you provided in a telephone conversation on September 25, 2007 with the undersigned and David Solander of this firm.

For your convenience, the substance of the comments has been restated below, and each comment restatement is followed by the Registrant's response. The Registrant intends to file under Rule 497 containing the revised disclosures described below.

Comment No. 1: The Fund should make a representation that it will make investments in a variety of different foreign countries as well as the United States, but will never be invested in less than three separate countries.

Response: The Fund believes that it is following previous SEC staff guidance on Rule 35d-1 regarding the use of "Global" in its name and will, to the extent its index does, invest its assets in investments that are tied economically to a number of countries throughout the world. Further, the Fund expects that it and its index will be comprised of issuers from at least 3 countries; however, the Fund is required to invest in the securities included in the index. Currently, the index for the Fund includes issuers from approximately 22 countries. It is possible in the future that the index provider could concentrate the issuers comprising the index in a smaller number of countries.

New York   Washington, DC   Paris   London   Milan   Rome   Frankfurt   Brussels

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James O'Connor, Esq.
December 10, 2007
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Comment No. 2: In the section "Principal Investment Strategies" of the Fund's prospectus, please confirm that representative sampling techniques at the basket level would result in "substantial replication" of the index.

Response: The Fund will rely on the Registrant's most recent exemptive order relating to exemptive relief for ETFs. The Fund intends to comply with the "representative sampling" standard pursuant to the exemptive order received. The Fund's use of "representative sampling" may mean that all or a portion of the securities in the index (or depositary receipts representing securities in the index) are held by the Fund, but may be in different percentages than they are in the index. The relevant language in the Registrant's exemptive order notice is as follows:

       "Each Future Fund will generally use a "representative sampling" strategy to track its Underlying Index. A Future Fund utilizing a representative sampling strategy generally will hold a basket of the component securities ("Component Securities") of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index (as compared to a Fund that uses a replication strategy which invests in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index). The representative sampling techniques that will be used by the Advisor to manage the Future Funds do not differ from the representative sampling techniques it uses to manage the Current Funds."

Comment No. 3: Please represent that the Fund will comply with all of the terms and conditions of the Registrant's most recent exemptive order relating to exemptive relief for ETFs.

Response: The Fund is relying on the following exemptive order, which is the most recent exemptive order granted by the Commission to the Registrant relating to the operation of its exchange-traded funds (ETFs):

   In the Matter of Barclays Global Fund Advisors, et al., IC-27661 (Jan. 17,
   2007) (Order), IC-27608 (Dec. 21, 2006) (Notice).

The Registrant has authorized us to represent that the Fund intends to comply with all of the terms and conditions of this order.

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Tandy Representations:

The Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission and reviewed by the Staff, it acknowledges that:

     (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

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James O'Connor, Esq.
December 10, 2007
Page 3

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions concerning the above, please call me at
(202) 303-1124 or David Solander at (202) 303-1151.

Sincerely,

/s/ Benjamin J. Haskin
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Benjamin J. Haskin

cc: Adam Mizock, Esq.